Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-197246

August 1, 2014

iDreamSky Technology Limited

iDreamSky Technology Limited, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest in the securities being offered, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at +1-800-221-1037 (toll-free within the United States) or J.P. Morgan Securities LLC at +1-212-270-6000. You may also access the Company’s most recent prospectus dated August 1, 2014, which is included in Amendment No. 2 to the registration statement on Form F-1 of the Company, as filed with the SEC via EDGAR on August 1, 2014, or Amendment No. 2, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1600527/000119312514291647/d677329df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 2. All references to page numbers are to page numbers in Amendment No. 2.

“PROSPECTUS SUMMARY—The Offering” and “USE OF PROCEEDS”

The Company has updated the second bullet in the use of proceeds in “Prospectus Summary—The Offering” and “Use Of Proceeds” on pages 11 and 61, respectively, as follows:

•	US$25.0 million for mergers and acquisitions, although we have no near-term commitments or agreements to enter into any such transactions; and

“RECENT DEVELOPMENTS”

The Company has revised the currency translation for the income tax expenses in the 5th paragraph in “Recent Developments” on page 16 as follows:

Net loss. Our net loss for the three months ended June 30, 2014 was RMB116.4 million (US$18.8 million). This net loss reflects share-based compensation expenses of RMB148.8 million (US$24.0 million) and income tax expenses of RMB8.4 million (US$1.4 million).

The Company has elaborated the narrative disclosure about the revenues, gross profit, adjusted net income, operating loss and net loss for the three months ended June 30, 2014 in the 8th paragraph in “Recent Developments” on pages 16 and 17 as follows:

Our selected unaudited financial data for the three months ended June 30, 2014 may not be indicative of our results for future periods. The growth of our revenues in the three months ended June 30, 2014 from the prior quarter was 7.5%, compared to 54.0% in the three months ended March 31, 2014 from the prior quarter, and the growth of our gross profit in the three months ended June 30, 2014 from the prior quarter was 10.4%, compared to 77.1% in the three months ended March 31, 2014 from the prior quarter. These decreases were primarily due to the effects of seasonality, as users typically spend less time playing our games in the second and fourth quarters of each year, which have fewer public holidays and school breaks than the first and third quarters of each year. Our adjusted net income in the three months ended June 30, 2014 decreased by 2.5% from the prior quarter, primarily due to the effects of seasonality and a significant increase in our sales and marketing expenses in connection with increased Internet advertising spending to promote our games and our research and development expenses as we increased our research and development headcount. Our revenues, gross profit and adjusted net income grew substantially from the three months ended June 30, 2013 to the three months ended June 30, 2014, primarily due to the rapid expansion of our business and the continued success of the Temple Run series and Subway Surfers. Our operating loss and net loss for the three months ended June 30, 2014 compared to operating income and net income in the prior quarter and the second quarter of 2013 was primarily due to the effects of share-based compensation expenses, in addition to all of the reasons stated above. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected Quarterly Results of Operations” for information regarding trends and other factors that may affect our results of operations.

“NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013—1. Organization and principal activities—1.4 Subsidiaries and VIEs” and “NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—1. Organization and principal activities—1.2 Subsidiaries and VIEs”

The Company has revised the establishment date of Shenzhen Yiyou Technology Limited in “Notes to the Consolidated Financial Statements for the Years Ended December 31, 2012 and 2013—1. Organization and principal activities—1.4 Subsidiaries and VIEs” and “Notes to the Unaudited Interim Condensed Consolidated Financial Statements—1. Organization and principal activities—1.2 Subsidiaries and VIEs” on pages F-13 and F-61, respectively, as follows:

Company Name	Place and date of incorporation/ establishment	Equity interest held	Principal activities and place of operation
Shenzhen Yiyou Technology Limited ( , “Yiyou”), a non-wholly-owned subsidiary of Shenzhen iDreamSky	PRC/November 23, 2012	86.5% (indirect)	Game developments/the PRC

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